UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC #0-27633

(Check One): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form N-SAR

For Period Ended: June 30, 2004
[  ] Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
INTERNET INFINITY, INC.

Full name of Registrant
N/A

Former name if applicable
413 AVENUE G, #1

Address of Principal Executive Office (Street and Number)
REDONDO BEACH, CA 90277

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]           (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
(c)   The accountant's statement of other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant's accounting staff was not able to complete the required financial information and deliver it to the registrant's independent public accountant for his review in time to complete the report prior to the filing deadline.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Thomas J. Kenan	405-235-2575

(Name)	(Area Code) (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(x). [X] Yes [ ] No

(3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTERNET INFINITY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2004	By:	/s/ George Morris
George Morris
Chief Executive Officer